UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      DBS INDUSTRIES, INC.
                        (Name of Issuer)

               Common Stock, with par value $0.004
                 (Title of Class of Securities)

                            233041300
                         (CUSIP Number)

                         Mark D. Whatley
        Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                          (415) 434-1600
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          August 28, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233041300         SCHEDULE 13D            Page 2 of 5



 1    Name of Reporting Person               ASTORIA CAPITAL PARTNERS, L.P

      IRS Identification No. of Above                           94-3160631
      Person

 2    Check the Appropriate Box if a Member of a Group              (a) []
                                                                    (b) []
 3    SEC USE ONLY

 4    Source of Funds                                                   WC

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                           []

 6    Citizenship or Place of Organization                      California

                    7    Sole Voting Power                       2,000,000
   NUMBER OF
     SHARES         8    Shared Voting Power                           -0-
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                  2,000,000
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                      -0-

 11    Aggregate Amount Beneficially Owned by Each Reporting     2,000,000
       Person

 12    Check Box if the Aggregate Amount in Row 11 Excludes             []
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11              20.6%

 14    Type of Reporting Person                                         PN

CUSIP No. 233041300         SCHEDULE 13D            Page 3 of 5



Item 1.     Security and Issuer
        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $0.0004 (the "Common Stock"), of DBS Industies, Inc. (the "Issuer"). The principal executive office of the Issuer is 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941.

Item 2.     Identity and Background

        This Schedule is filed on behalf of Astoria Capital
Partners, L.P., whose principal business office address is 6600
SW 92nd Avenue, Suite 370, Portland, OR 97223.

        Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

        None of Astoria Capital Partners, L.P., Astoria Capital
Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

        Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

CUSIP No. 233041300         SCHEDULE 13D            Page 4 of 5



Item 4.     Purpose of Transaction.

        The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

Item 5.     Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 2,000,000 shares are owned by Astoria Capital Partners, L.P.

(c) Astoria Capital Partners, L.P. effected the following transactions through registered broker-dealers in the last sixty (60) days: On August 28, 1998, purchased 1,000,000 shares of Common Stock and warrant to purchase an additional 1,000,000 shares of Common Stock for an aggregate price of 2,000,000.

(d),(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            None.

Item 7.     Material to be Filed as Exhibits

            None.

CUSIP No. 233041300         SCHEDULE 13D            Page 5 of 5



                           Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 1998.

                                   ASTORIA CAPITAL
                                   PARTNERS, L.P.



                                   /s/Richard W. Koe
				   __________________________
                                   By: Richard W. Koe
                                   Its: General Partner